SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. -2-)*

                                (Name of Issuer)
                         T.H. Lehman & Co., Incorporated

                         (Title of Class of Securities)
                                  Common Stock
                            (CUSIP Number) 525169-207

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications):
                                 Michelle Janner
                            Greenwich Securities Ltd
                                   P.O. Box 90
                         Bellinoza, Switzerland, CH-6501

             (Date of Event Which Requires Filing of This Statement)
                               September 26, 2001

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  525169-207


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GREENWICH SECURITIES LTD                         Not Applicable- Foreign Entity

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     985,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of T.H. Lehman & Co., Incorporated (the "Issuer"). Greenwich Securities Ltd. (the "Seller" or "Greenwich Securities") has sold Common Stock.

The principal executive offices of the Issuer are located at 4900 Woodway, Suite 650, Houston, TX 77056. The telephone number is (713) 621-8404.


Item 2. Identity and Background

     (a) Greenwich Securities Ltd.

     (b) This statement is being filed by the Seller, which is a corporation organized under the laws of the British Virgin Islands on June 4, 1984. It conducts its principal business operations in Switzerland.

     (a) Investments.

     (b) None.

     (c) None.

     (d) Not Applicable.

     (e) Not Applicable.


Item 3.  Source and Amount of Funds and Other Consideration

         Not Applicable


Item 4.  Purpose of Transaction

     (a) On September 1, 2000, Greenwich Securities attempted to sell 985,800 shares of the Common Stock publicly. As a result, a SC13D/A was filed September 13, 2000 regarding this transaction. This transaction was later canceled and deemed void since the Seller, as an affiliate of the Issuer was precluded from selling the shares of Common Stock in such a way due to the volume restrictions imposed by Rule 144, as the amount of shares amounted to more than 10% of the outstanding shares of Common Stock. As such, Greenwich Securities remained the record holder of the 985,800 shares of Common Stock. On September 26,

          2001 Greenwich Securities sold these same shares of Common Stock to the group of investors pursuant to a stock purchase agreement attached hereto as Exhibit 1.

     (b)  Not Applicable.

     (c)  Not Applicable.

     (d)  No.

     (e)  Not Applicable.

     (f)  No.

     (g)  No.

     (h)  No.

     (i)  No.

     (j)  No.

Item 5.  Interest in Securities of the Issuer.

     On September 26, 2001, as a result of the sale of its shares of Common Stock, Greenwich Securities does not hold any interest in the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not Applicable.

Item 7. Material to be Filed as Exhibits

     1.   Stock Purchase Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  October 12, 2001

Signature

/s/Dibo Attar
Dibo Attar


Name/Title    Dibo Attar,

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).